



# JESSICA CONTRERAS · 2nd

 **Fuego Fino, Inc.**

CEO of Fuego Fino, Inc | Co-Manager of WIF AX, LLC.
Impact | QOF.

Tucson, Arizona, United States · 500+ connections ·

**Contact info**

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"You are only as strong as those you surround yourself with!" ...



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 **Fuego Fi**
YouTube

Jessica C
Fino, Inc.

# Experience



### Founder/CEO

Fuego Fino, Inc. · Full-time

Jan 2010 – Present · 11 yrs 4 mos

Miami/Fort Lauderdale Area

A Wine & Spirits house who practices environmental responsibility..

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### Co Manager

WIF AX LLC (Women's Innovation Fund Accelerator).

Feb 2019 – Present · 2 yrs 3 mos

Tucson, Arizona Area

WIF AX, LLC. (Women's Innovation Fund Accelertor) is a Qualified Opportunity Fund focused on building women-led organizations within Qualified Opportunity Zones.

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### Founder

The Aclyd Group, Inc.

Oct 2018 – Present · 2 yrs 7 mos

Sheridan, Wyoming

The Aclyd Group, Inc. is an environmental services group dedicated to helping businesses become planet partners by reducing, reusing, and recycling waste. Site assets found at -- https://aclydx.com

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### Chairperson

The Aclyd Project

2018 – Dec 2018 · less than a year

Nassau, The Bahamas

The Aclyd Project: blockchain based ID verification system & payment processing platform. https://Aclyd.com



